February 23, 2006
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549-0306
Attention: Kevin Vaughn

Re:	Pixelworks, Inc. Form 10-K for the Year Ended December 31, 2004 Forms 10-Q for the Quarter Ended March 31, 2005, June 30, 2005 and September 30, 2005 File No. 000-30269
Dear Mr. Vaughn:
     We refer to your letter dated February 10, 2006, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2004; and Forms 10-Q for the quarter ended March 31, 2005, June 30, 2005 and September 30, 2005 (File No. 000-30269) of Pixelworks, Inc. (“Pixelworks”). Set forth below are our responses to the Staff’s comments. We have set forth each of the Staff’s comments immediately preceding our response thereto.
Form 10-K for the Year Ended December 31, 2004
Notes to Consolidated Financial Statements, page 48
Note 2. Summary of Significant Accounting Policies, page 48
-Revenue Recognition, page 50
1.	Please refer to prior comment 3. We have the following additional comments:

•	We note that you negotiate prices with your end customers and that serves as a basis for your estimates of credits to your distributor’s account. We further note that in certain situations, you might subsequently lower a price to a customer. Please tell us and revise future filings to discuss in greater detail the nature of your relationship with your distributors. Since you handle pricing negotiations with the end customer, it is not clear what function your distributors serve.

February 23, 2006

•	In addition, you state that you receive orders from your distributors with prices equal to the prices you negotiated with the end customer less the distributor’s margin. You also state that you grant distributors credit if they purchased product for a specific customer and you subsequently lower the price to the customer such that the distributor can no longer earn its negotiated margin on in-stock inventory. Describe to us the circumstances that could arise that could cause you to reduce the price previously negotiated with the customer.
•	Provide us with a rollforward schedule of your price protection reserve for each of the last three years through December 31, 2005. The rollforward should show, on a gross basis, amounts charged to income, amounts credited to distributors against this reserve and adjustments to the reserves.
Response:
•	During our customers’ design and design verification stages of product development, our distributors, along with our internal team of field applications engineers, typically provide engineering support to our end customers. This work helps secure design wins for us. In certain countries, our distributors also provide financing to our end customers, as they provide longer payment terms than those we would offer. (Distributor payment to us is not dependent upon the distributors’ ability to resell the products, or their cash collection from the end customer, and the distributors’ payment terms with the end customers do not typically exceed 60 days.) Distributors may also have a valuable, established relationship with end customers, and in certain countries, it is common business practice to sell to distributors.
In future filings, we will discuss in greater detail the nature of our relationship with our distributors.
•	We typically reduce the price we previously negotiated with an end customer in response to competitive pressure. The pressure may be from other suppliers offering a part with similar fit and functionality as our part, or it may result from pressure on the pricing of our end customer’s product compared to its competitors’ products. Our industry is characterized by rapidly decreasing prices, and price protection is a means for us to remain competitive.
•	We booked a reserve for price protection credits for the first time in 2004. Prior to 2004, price protection credits were not material. (Price protection credits during 2003 were less than $30,000.) Following is a rollforward of our reserve for price protection credits from December 31, 2003 through December 31, 2005:

February 23, 2006

Balance at December 31, 2003	$—
Provision	192,703

Balance at December 31, 2004	192,703
Provision	(37,632)
Credits issued	(92,864)

Balance at December 31, 2005	$62,207

The balance in the reserve for price protection credits decreased from December 31, 2004 to December 31, 2005 due to a decrease in the percent of our total revenue from sales to distributors. Sales to distributors decreased from 69% of total revenue for the year ended December 31, 2004, to 46% of total revenue for the year ended December 31, 2005.
Form 8-K Dated January 27, 2006
2.	We note that you recorded a fourth quarter adjustment of $31.4 million in income tax expense related to recording a valuation allowance against your deferred tax assets during fiscal 2005. Please tell us and disclose in future filings the reasons for the significant income tax expense adjustment during the fourth quarter of fiscal 2005. Within your discussion, please support the timing of this adjustment. Refer to paragraphs 17(e), 20 and 26 of SFAS 109.
Response:
During the fourth quarter of 2005, we recorded approximately $31.9 million of tax expense to place valuation allowance against essentially all our net deferred tax assets as we believe it is more likely than not that we will not be able to realize the benefit of these assets in future periods. Income tax expense was partially offset by $541,000 which represents the refundable portion of foreign research and experimentation credits received by our Canadian subsidiary in the fourth quarter of 2005.
In accordance with SFAS 109, paragraph 20, we have evaluated both positive and negative evidence regarding the realizability of the net deferred tax assets. We noted the following, typically seen as negative evidence when assessing the need for a valuation allowance against net deferred tax assets:
•	Change in business conditions

During 2005, we encountered delays in securing design wins with certain customers, which we expect will result in the postponement or loss of revenue. As a result of these delays, our fiscal 2006 revenue forecast was revised in the fourth quarter of 2005 such that sufficient income would not be available to utilize the net deferred tax assets, and we determined that it was appropriate to record valuation allowance at that time.

February 23, 2006

•	A history of operating losses or tax credit carryforwards expiring unused

We do not have a history of operating losses or tax credit carryforwards expiring unused, although approximately $290,000 of Oregon credit carryforwards have expired unused due to insufficient income in the jurisdiction during the relatively short carryforward time.
We noted the following, typically seen as positive evidence when assessing the need for valuation allowance against net deferred tax assets:
•	Future reversals of existing taxable temporary differences

The primary type of future taxable temporary items results from differences between the tax and financial reporting basis of acquired intangible assets. For financial reporting purposes, the assets are being amortized over the expected useful life while no amortization for tax is allowed (the assets have no tax basis). We expect the taxable temporary items to reverse over the next 4.5 years and generate income of approximately $37.1 million, or approximately $8 million per year. While the reversal of the taxable temporary items does generate taxable income, it is not sufficient to utilize the benefit of the deferred tax assets.
•	Future taxable income exclusive of reversing temporary differences and carryforwards

Based on our sales forecast which was revised in the fourth quarter of 2005, we do not believe we will have sufficient taxable income in future years, exclusive of the reversal of temporary items and carryforwards, to utilize the deferred tax assets.
•	Taxable income in prior carryback years if carryback is permitted under the tax law

We do not have sufficient taxable income in open carryback years to utilize our deferred tax assets.
•	Tax planning strategies that would, if necessary, be implemented

We have considered two tax-planning strategies:
•	Capitalizing research and experimentation expenditures under Internal Revenue Code Section 59(e).
While this is a valid strategy to prevent the loss of expiring carryforwards, we would be creating new deductible temporary items against which a valuation allowance would have to be recorded. Accordingly, we do not believe this tax-planning strategy would be deemed adequate to eliminate the need for a valuation allowance.
•	Selling intangible property offshore to a wholly-owned subsidiary, creating taxable income for the consolidated U.S. tax group.

February 23, 2006

While we believe this is a viable strategy if implemented properly, we do not have the personnel in foreign locations, information systems integration, or board approval to consider this a prudent and feasible tax-planning strategy at this time.
Based on the change in circumstances which came to light in the fourth quarter of 2005, we no longer believed we could support the realization of the existing deferred tax assets. As a result, we have recorded valuation allowance to reduce the net deferred tax assets to the amount that is more likely than not to be realized, in accordance with SFAS 109, paragraph 17(e).
As required by SFAS 109, paragraph 26, the effect of the change in the valuation allowance which resulted from a change in circumstances and caused a change in judgment about the realizability of the related deferred tax asset, has been included in income from continuing operations in the fourth quarter of 2005.
We will include the following paragraph in the income tax footnote of our 2005 Form 10-K to explain the significant income tax expense adjustment during the fourth quarter of 2005 (dollars in thousands):
During the fourth quarter of 2005, we recorded approximately $31,900 of tax expense to place valuation allowance against essentially all our net deferred tax assets as we do not believe we will generate sufficient taxable income to realize the benefit of these assets. SFAS 109 requires that a valuation allowance be recorded when it is more likely than not that some portion of the deferred tax assets will not be realized. We considered projected future taxable income by jurisdiction, the scheduled reversal of deferred tax liabilities and tax planning strategies when making this assessment. The net change in the total valuation allowance for the year ended December 31, 2005 was an increase of $69,270, of which $38,773 and $30,497 was allocated to income tax expense and goodwill, respectively. The net change in the total valuation allowance for the years ended December 31, 2004 and 2003 was a decrease and increase of approximately $4,462 and $1,692 respectively.
* * * * *

February 23, 2006

     After you have reviewed the foregoing, please call me at 503-454-1750 so that we can resolve any open issues and bring these matters to conclusion. Thank you.

Very truly yours,
/s/ Hans Olsen
Hans Olsen
Executive Vice President and Chief Operating Officer and Acting Chief Financial Officer